Exela Technologies, Inc.
2701 Grauwyler Rd.
Irving, TX 75061
(214) 740-6500

February 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Exela Technologies, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-222973 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the same will become effective at 9:00 a.m., Washington D.C. time, on February 21, 2018, or as soon thereafter as is practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Maurice Lefkort at (212) 728-8239 or Jon Lyman at (713) 510-1770 of Willkie, Farr & Gallagher LLP and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very Truly Yours,

Exela Technologies, Inc.

By:	/s/ RONALD COGBURN
Name:	Ronald Cogburn
Title:	Chief Executive Officer